U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  FORM 10-SB/A

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                  OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b)
                     OR 12(g) OF THE SECURITIES ACT OF 1934



                                FORTUNATA, INC.
--------------------------------------------------------------------------------
                 (Name of Small Business Issuer in its Charter)


                Nevada                                  13-4013287
-------------------------------------      -------------------------------------
       (State of Incorporation)              (IRS Employer Identification No.)



             c/o John Sinnott, 3 Laurel Road, Rocky Point, NY 11778
--------------------------------------------------------------------------------
                    (Address of Principal Executive Offices)

                                  718-207-7330
--------------------------------------------------------------------------------
                           (Issuer's Telephone Number)

Securities to be registered under Section 12(b) of the Act:

None


Securities to be registered under Section 12(g) of the Act:

           Title of Each Class                  Name of Each Exchange on Which
           to be so Registered                  Each Class is to be Registered
           -------------------                 ---------------------------------

Shares of Common Stock, par value $.001                OTC Bulletin Board
---------------------------------------        ---------------------------------

                                     PART I

Item 1.  Description of Business.

         The Company was incorporated under the laws of the state of Nevada on April 6, 1998 and was inactive until March, 2001, when its current business plan was developed.

         The Company is engaged in the business of specialty cleaning of awnings, marble floors, aluminum siding, concrete, and other surfaces, using 'power wash' equipment, both indoor and outdoors. The Company has commenced operations on a limited basis.

         The Company believes it is not required to obtain any governmental approvals or licenses in order to conduct its business and does not intend to accept any business which would require it to be licensed. The Company is also not bonded and does not intend to take on any business which would require it to be bonded, nor does it intend to purchase any liability insurance. The lack of governmental authorization, insurance and bonding should be considered a risk factor. For any raw materials which it is required to purchase, the Company has relied and intends to continue to rely on one key suppliers, namely, Do It Right. The Company's reliance upon only one key supplier might be considered a risk factor. The Company purchased a variety of cleaning materials from Do It Right, utilizing $1,300 from the net proceeds of its securities offering. The materials purchased included sponges, fabric cleaner, Stain Magic, extension wands, vinyl cleaner and sealant, Deep Clean, Safe Wash, Multi Clean, and Bio Clean.

         During the month of July, 2002, the Company advertised its services in ads placed in more than 21 local newspapers, at a cost of approximately $780. During the months of August and September, 2002, the Company completed six residential cleaning jobs and earned total revenues of $1,440. The Company offers discounted services to its shareholders. The Company intends to conduct another advertising campaign again during the month of January, 2003 and is presently considering expanding its advertising to include other newspapers, including those with larger circulations, throughout New York City, to the extent that its limited resources will permit.

         The Company is filing this Form 10-SB voluntarily because it wishes to qualify to have its securities registered. Also, the Company hopes eventually to have its securities listed for trading on the Electronic Bulletin Board of the NASD. However, no broker-dealer has yet agreed to act as a marketmaker in the Company's securities or to file an application for this purpose with the NASD. As of the date of the Form 10-SB, no such application had yet been filed.

         The Company believes there is a good potential market for its services, and one of the Company's officers has extensive experience in the field of professional cleaning and maintenance. However, the Company's only employees are its two officers, both of whom are employed full- time in other occupations. The Company has no formal day-to-day operations. All jobs performed by the Company at present must be scheduled for weekends or evenings, although the Company's president has been training another individual who has expressed willingness to work for the Company during weekday hours. The Company's president has been utilizing his own vehicle-at no cost to the Company-to transport materials to and from job sites to perform the Company's work. While the Company's main office is located in the residence of the Company's president, the Company also uses the office of its counsel (who is also a shareholder) who has agreed to provide administrative services and certain office services for the Company. These include the use of fax, telephone and copier and office supplies. The Company obtained a cellular telephone and uses that number in its advertising.

         Advertisements listing the types of services which the Company can provide at reasonable rates have recently appeared in the following newspapers:

Bay News                         Astoria Times              Ridgewood Times
Flatbush Life                    Bayside Times              Queens Village Times
Carroll Gardens Courier          Flushing Times             Glen Oaks Times
Brooklyn Graphics                Forest Hills Ledger
Park Slope Courier               Jamaica Times
Brooklyn Heights Courier         Little Neck Ledger
Canarsie Digest                  Richmond Hills Times
Bay Ridge Courier                Fresh Meadows Times
Kings Courier                    Whitestone Times


         A major material risk associated with the Company's business is that its advertising and marketing efforts will prove insufficient to generate business. There is no guarantee that the Company will receive sufficient business or achieve sufficient revenues to fulfill its business plan and build a business.

         The Company can be said to have commenced limited operations, since it has placed advertise- ments for its services and earned $1,440 for its services.

         The Company has very limited revenues. As of the date of the Form 10 its cash on hand was approximately $10,000. Consequently, the Company may find it necessary to raise additional funds if its revenues are inadequate to meet the expenses of being a reporting company. No sources of funding have yet been identified. Management is contemplating conducting a second offering of securities pursuant to an SB-2 registration statement. It is highly likely that the Company will need additional funding within the next year, due to the accounting and filing expenses associated with its filing obligations as a public company. There is no guarantee that the Company's present shareholders will be willing to invest additional funds or that the Company would be able to locate an underwriter willing to underwrite a securities offering, or that such an offering would be successful if commenced.

         In the event the Company is unable to conduct its proposed business, and should it be unable to raise additional funding, it is likely that it would become what is known as a "shell" company, or a company which has failed at its proposed business plan but continues to exist as a public entity. The Company has no plans to liquidate if it fails to receive sufficient funding or otherwise fails at its proposed business. Instead, the Company would in all probability seek to merge with or acquire another presently unidentified business, and the Company's officers believe that in such event, they would give substantially higher consideration and priority to companies which have already commenced operations. No assurance can be given that the Company would be able to locate and identify a suitable candidate for such merger or acquisition transaction.

         During the next twelve months, the Company intends to continue to keep its overhead expenses low but will incur expenses simply by virtue of being a public company, including legal and accounting fees for the preparation and filing of periodic reports, and the costs of filing such reports via EDGAR with the SEC. Such fees can be estimated at approximately five thousand dollars ($5,000) during the next year. The Company's cash currently on hand may be sufficient but if not, and if insufficient business is achieved through its advertisements, a second offering of securities might be necessary, with all of the attendant risks. Among the risks are the fact that the issuance of a sizable number of additional shares of the Company's common stock would make the Company a less attractive entity for merger or acquisition, in the event it should eventually fail at its business plan and become a "shell" company.


Item 2.  Management's Discussion and Analysis or Plan of Operation.

         During the next twelve months the Company has no plans to purchase additional equipment or make any changes in the number of its employees, except that it may retain the services of a part-time worker who has expressed an interest in working for the Company during the workweek. This gentleman has agreed to waive regular salary payments and instead, for the foreseeable future, has agreed to accept a portion of each fee earned by the Company per job.

         The Company has utilized a portion of the net proceeds from its offering of securities toward the purchase of equipment to be utilized by the officers in the performance of cleaning projects on behalf of the Company.

         A portion of the net proceeds from the Company's securities offering were utilized for advertising ($780), and additional amounts have been allocated toward additional advertising. The Company's officers also have other marketing ideas, including the placement of its business cards in display cases with local merchants such as the Seaport Diner and restaurants, cafes, diners and other establishments in Brooklyn. Another idea which management is currently considering is the printing of flyers and their distribution in certain neighborhoods. The costs of the flyer printing project are currently being investigated and would be expected to include printing and xeroxing and perhaps the cost of hiring individuals, or a professional distribution company, to distribute the flyers. Leaflets may also be printed and left with merchants and on automobiles in targeted neighborhoods. Additional advertising is expected to be placed in The Brooklyn Skyline, and other newspapers currently being considered are The New York Post, The Daily News and The Tablet (a religious weekly newspaper produced by the Catholic Diocese).

         To the extent that insufficient revenues are generated to fund the Company's continuing expenses as a public company, Management believes that it may be necessary to conduct a second offering of securities to supplement existing funds. Investors should note that conducting an initial public offering for a company without financial background or operating history would make the offering very difficult to conduct, and might require investors to invest funds in an untried company without an operating history. There is no guarantee that a public offering under those circumstances would be successful.

         The Company intends to continue to voluntarily file periodic reports in the event its obligation to do so is suspended under the Exchange Act. However, the Company will only be able to continue to file such reports to the extent it has sufficient funds to pay the associated costs including legal, accounting and printing/filing expenses. Should the occasion arise where the Company were to find itself with inadequate financial resources to continue to meet its filing obligations under the Exchange Act, it would either become a "shell" company seeking to merge with or acquire another company, or it would de-register its securities in accordance with the Exchange Act.

         The Company presently has no formal day-to-day operations. The Company's officers spend a small amount of time in conferring about potential marketing methods and about the purchase of additional chemicals that may be required, and pricing for services. The amount of time currently being spent by each officer is less than five percent (5%). During October the Company also performed several cleaning jobs, earning a total of $1,140. It can be expected that at no time will the officers devote more than approximately fifteen to twenty percent of their time to the Company's affairs, unless and until such time as the Company would be able to compensate the officers in an amount comparable to the amounts the officers are presently earning at their other jobs.

         The Company's officers do not know of any particular consultants or advisers who might be retained by the Company. In the event it becomes necessary or advisable to retain the services of additional workers, the officers will consider whether the proposed candidate has sufficient experience in the particular area of performance. The Company is not presently contemplating the retention of any consultants or additional workers.

         The Company is not a party to any preliminary agreement or understanding with regard to the hiring of any consultants, and the Company will not pay any consulting fees to its officers or to principal shareholders. In the event the Company becomes a "shell" company and seeks to locate and identify potential merger or acquisition candidates, no consulting fees will be paid either to the officers or to principal shareholders, and no finders' fees will be paid to any of such persons in connection with the identification of potential candidates for business recombination.

         At the present time the Company is not a party to any preliminary agreement or understanding with respect to any loan agreement involving its officers, directors or affiliates or any lending institutions. The Company does not intend to make any loans to any affiliated person, and the officers are unaware of any circumstances which could operate to change this position against the making of loans.

         The Company is not a party to any plan, proposal, arrangement or understanding with respect to the sale or issuance of additional securities in the near future. Further, none of the company's officers, directors, promoters, their affiliates or associates have had any preliminary contact or discussion with any representatives of the owners of any business or company regarding the possibility of acquisition or merger transactions, and there are no present plans, proposals, arrangements or understandings in such regard with any such representatives.

         In the event the Company should become a "shell" company, interested in consummating a merger or acquisition transaction with another entity, the Company will endeavor to obtain complete disclosure documentation, including audited financial statements, concerning a target company and its business, and to provide the Company's shareholders with such disclosure on a voluntary basis. However, should the Company find itself in a position where it is contemplating a merger or acquisition with a particular business which, in the opinion of the Company's management, is a viable candidate with significant business prospects, the inability of the target company to produce audited financial statements prior to the consummation of a merger or acquisition will not, in and of itself, serve to prevent the transaction, provided that the target company undertakes, in the definitive merger or acquisition contract, to obtain audited financial statements in the near future following the transaction, and to make all necessary periodic SEC filings. The Company does not intend to consider, for merger or acquisition candidates, any company which does not have an operating history.

         The Company has no intention of borrowing funds and using the proceeds therefrom to make payments to the Company's promoters, management or their affiliates or associates. The only exception might be the payment of legal fees to the Company's counsel, who is also a principal shareholder, for legal services in connection with a second offering of securities and/or the preparation and filing of periodic reports on the Company's behalf. The Company's counsel has agreed not to charge the Company any legal fees for the preparation of quarterly reports for a period of nine moths after the Form 10 becomes effective; however, accounting costs and filing fees will still be incurred.

         The Company is not a party to any arrangement, agreement or understanding between non-management shareholders and management, under which non-management shareholders may directly or indirectly participate in or influence the management of the Company's affairs. The Company's affairs are management by, and will continue to be managed by, its board of directors, acting as a body and without the influence of other parties. All shareholders are free to exercise their vote either for or against the current members of the Board of Directors, and it is therefore impossible to say whether or not non-management shareholders will continue to elect the current directors to the Company's board.

         In the event the Company should fail at its proposed business, as discussed elsewhere herein, it is likely that it would then become a "shell" company hoping to merge with or acquire another business. The present officers and directors have agreed that the policy of the Company with regard to potential candidates for merger or acquisition is that merger or acquisition will not be considered if any of the Company's promoters, management or their affiliates or associates has a direct or indirect ownership interest in the target candidate. Management believes this is the best policy, as it eliminates potential conflicts of interest, non-arm's length transactions, and the question of pecuniary benefit in the form of a windfall to related parties. Management is presently unaware of any circumstances under which this policy, through their own initiative, might be changed.

         The Company believes it has sufficient cash on hand to meet its minimum obligations only for a period of approximately twelve months. Unless sufficient revenues are received during that time, it will in all likelihood have to raise additional funds. The only source of potential funding which has yet been contemplated by management is the possibility of conducting a second securities offering, either to the public or targeted to the present shareholders. There is no guarantee that the existing shareholders would be willing to invest further funds in the Com- pany's business, or that other shareholders could be persuaded to invest their money in the Company, particularly given its lack of activity and failure to generate significant revenues to date. Therefore, it must be said the Company's prospects for raising additional funds are not strong, and that there is a substantial risk that the Company may be unable to generate additional funds and could become a "shell" company.

Item 3.  Description of Property.

         The Company owns no properties and is utilizing as its address the residence of its president at 3 Laurel Road, Rocky Point, New York. The Company also uses the office of its counsel, located at 2732 East 21st Street, Brooklyn, NY 11235, consisting mainly of a mailing address, phone service, and fax and copier services. The Company is not charged for the use of either of these addresses. This arrangement is intended to continue for the foreseeable future or until the Company has sufficient funds to lease its own space.

Item 4.  Security Ownership of Certain Beneficial Owners and Management.

         The following table sets forth certain information with respect to the beneficial ownership of the Company's common stock owned by (i) each person known to own beneficially more than 5% of the outstanding shares; (ii) each director of the Company, and (iii) all directors and executive officers of the Company, as a group. The numbers shown are accurate as of the date of the Form 10-SB:

Name and address                  Number of              Percentage Ownership
of Beneficial Owner               Shares Owned           --------------------
------------------                ------------

John Sinnott
3 Laurel Road
Rocky Point, NY 11778               425,000                     40.6%

Zhayde Sinnott
3 Laurel Road
Rocky Point, NY 11778               425,000                     40.6%

Maureen Abato
2732 East 21st Street
Brooklyn, NY 11235                  150,000                     14.3%


All officers and directors
as a group (two persons)            850,000                     81.2%


Item 5.  Executive Officers, Promoters and Control Persons.

         All current officers and directors assumed their offices on the date of incorporation, even though the Company was inactive until recently.

         All directors of the Company hold office until the next annual meeting of the share-holders or until their successors are elected and have qualified. Officers hold office until their successors are appointed, subject to the earlier removal by the Board of Directors, or resignation. Directors are not compensated for acting in such capacity nor for attending meetings of the Board of Directors. The Company's officers (and directors) are husband and wife.

Directors and Executive Officers      Age        Positions Held
--------------------------------      ---        --------------

John Sinnott                           39        President, director

Zhayde Sinnott                         41        Secretary, treasurer, director


         JOHN SINNOTT, the Company's president, is employed full-time as a manager for Mayco Building Services, Inc. in Babylon, New York, an office cleaning company, involved in carpet cleaning, window washing, marble and stone floor restoration and floor care, a position he has held since January, 1993. His duties at Mayco include the supervision of 130 employees in connection with Mayco's largest contract, the facilities of Newsday. From February, 1990 to December, 1992, Mr. Sinnott was Resident Manager and a consultant to Prompt Maintenance Corporation located in New York City, where he handled daily cleaning operations for a staff of eighty employees. Prior thereto, from 1985 to 1990, he was Operations Manager and Trouble- shooter for Eastern Cleaning Company in Poughkeepsie, New York, where he was eventually assigned to the Philadelphia Division to undertake the responsibilities of Operations Manager, in charge of maintenance and security. Also during the years 1984 and 1985, Mr. Sinnott was a founding partner of Clean-All Maintenance Co., a startup business involved in commercial cleaning; that company disbanded in 1985. From 1982 to 1985 he was employed by Rouse Company in Manhattan, where he served as Assistant Director of Operations, responsible for a staff of 36 employees. Mr. Sinnott attended Philadelphia Community College from 1988 to 1989, where he majored in business courses; has completed numerous OSHA training courses; is a current member of the Cleaning Maintenance Institute and is certified in the restoration of hardstone floors.

         ZHAYDE SINNOTT, the Company's secretary-treasurer and a director, has no back- ground in professional cleaning and has been employed by the Suffolk County Police Department since December, 1998. Prior to that she was employed by the Rocky Point School District (9/98 to 12/98) and before that, by the Era Albo Real Estate Agency (9/96 to 8/97). Ms. Sinnott attended Colegio Poole-Trennert secretarial school in Guatemala.

         MAUREEN ABATO, the Company's counsel, is not an officer or director but may be considered a promoter of the Company because of her efforts on the Company's behalf and her ownership of 150,000 shares of the Company's common stock. Ms. Abato graduated from New York University in 1980 and from Brooklyn Law School in 1984, and has been in private practice as a corporate and securities attorney in New York since 1985. She was also an owner of Metropolitan Stock Transfer Company, an SEC-registered transfer agency which ceased operations in 1990. During 1996-1997 she was also an associate at Singer, Zamansky, a securi- ties law firm located in Manhattan. During 1989 she was a director of and counsel Medizone International, Inc., a public company engaged in research and development of medical uses of ozone. From 1991 to 1992 she was an officer, director and principal shareholder of (and counsel to) Avalon Enterprises, Inc., a "blank check" company which was later acquired by a private Oklahoma company and changed its name to Avalon Community Services. From 1991 to March, 1999, she was an officer, director and principal shareholder of (and counsel to) Bishop Equities, Inc., a "blank check" company which during March, 1999, participated in an acquisition of two private companies, Aethlon, Inc. and Hemex, Inc. From 1993 to 1997 she was an officer, director and principal shareholder of (and counsel to) Coronado Communications Corp., a public company which was later acquired by Nesko, Inc., and of Davenport Ventures, Inc. (now Royal Financial Corp.). During 1997 she was an officer and director (and principal shareholder) of The Enterprise, Inc. (now Ehealth.com), a public company. Until 1999 she was an officer and director of Gold & Green, Inc., and was also affiliated with Navarone, Inc. and The Hathaway Co., all public companies which were later acquired by other entities. At the present time she is not an officer or director of any other companies, but it is her intention to become involved as an officer and director, and principal shareholder, of other companies and there is no restriction against her doing so. Conflicts of interest could arise, however, due to her fiduciary respon-sibility to the Company (as counsel and a promoter) and involvement with other businesses.

Item 6.  Executive Compensation.

         On the date of incorporation, Ms. Abato, who can be considered one of the Company's promoters, was issued 1,000,000 shares of the Company's stock for her expenses on behalf of the Company during its incorporation. Because the Company would be unable to compensate its officers adequately from the funds raised in its eventual securities offering, on the date of incorporation Ms. Abato transferred to the two officers 85% of the 1,000,000 shares of stock then outstanding, to assure their participation in the Company's activities.

         Initial costs are being kept low by not having any full-time employees. At least initially, the Company believes it will handle all cleaning jobs through its own two officers, each of whom has been paid a one-time fee in the amount of $1,000. Future compensation will depend upon revenues, if any. A substantial portion of the net proceeds of the Company's securities offering have been paid to the Company's counsel in the form of legal fees and reimbursement for expenses paid on the Company's behalf.

         The Company's two officers were each paid a one-time fee in the amount of $1,000. for services rendered and to be rendered on the Company's behalf.
Additional amounts may be paid to the officers, depending upon revenues and subject to approval of the Board of Directors. The Company has no employment agreements with its officers and does not presently anticipate executing any such agreements. The officers devote only a small portion of their time to the Company's business and no limitations have been placed on the ability of the officers to engage in other business activities. This could give rise to potential conflicts of interest.

Item 7.  Certain Relationships and Related Transactions.

         As of April 6, 1998, the Company issued 1,000,000 shares to Maureen Abato (counsel to the Company) for consideration of $1,000 paid in incorporation expenses. Subsequently, also as of April 6, 1998, Ms. Abato transferred 425,000 of her shares to John Sinnott, the Company's president, and 425,000 of her shares to Zhayde Sinnott, the Company's secretary-treasurer. No other shares or other securities have been issued to any of these three individuals and none are expected to be issued. The Company's officers (and directors) are husband and wife.

         A substantial portion of the net proceeds of the Company's securities offering have been paid to the Company's counsel for legal fees and reimbursement of expenses paid on the Company's behalf, and for certain administrative services rendered. Ms. Abato is entitled to be paid continuing legal fees for services rendered on behalf of the Company but may decide to accrue future fees in light of the Company's limited resources.


         The Company utilizes space in the residence of its president, as well as office space at no charge in the office of its counsel, who is also a principal shareholder, at the address provided elsewhere herein, and also utilizes office resources there, without charge. This arrangement is expected to continue for a reasonably foreseeable period of time, or until such time as the Company is financially able to open its own office.

         Commencing in March, 2001, the Company conducted an offering of its shares of common stock, pursuant to Regulation D, Rule 504 of the Securities Act of 1933, as amended, and in reliance upon the exemption from registration provided in Regulation D and Rule 504. A total of $45,900 in gross proceeds was raised through the sale of 45,900 shares of common stock, all of which were sold to individual shareholders.

Item 8.  Description of Securities.

         The Company is authorized to issue 25,000,000 shares of common stock, $.001 par value per share, of which 1,045,900 shares were issued and outstanding as of the date of the Form 10-SB. No other securities have been issued. Shareholders are entitled to one vote for each share held of record on each matter submitted to a vote of shareholders. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voted in the election of directors can elect all of the directors and thus effectively control the Company. Shareholders are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor, and, in the event of liquidation, dissolution or winding up of the Company's affairs, are entitled to share ratably in all assets remaining after payment of liabilities. Shareholders have no preemptive rights and have no rights to convert their shares into any other securities. All of the outstanding shares were issued as fully-paid and nonassessable.

         Pursuant to the corporate statutes of the State of Nevada, certain corporate actions may be taken without a vote of or notice to the shareholders. Such actions would include participating in a merger or acquisition transaction with another corporate entity, which would not require a vote of the shareholders.

         A total of 1,000,000 of the shares currently issued and outstanding became eligible for sale pursuant to, and in compliance with, Rule 144 of the Securities Act of 1933, as amended, beginning in April, 2000. Rule 144 provides, in pertinent part, that a certain limited number of the Company's shares may be sold without registration, in unsolicited brokerage transactions, in reliance upon Rule 144 during any three-month period, provided that a holding period of at least one year has been satisfied. Rule 144 requires that an issuer of securities make available adequate current public information. This requirement could be deemed met if the issuer satisfies the reporting requirements of
Section 13 or 15(d) of the Securities Exchange Act of 1934 and of Rule 15(c)2-11 thereunder. After satisfaction of a two-year holding period, non-affiliates of the Company may sell restricted securities without regard to the quantity limitations and regardless of whether or not adequate public information is available. In the event that a trading market should develop for the Company's securities, as to which no assurance can be given, sales of restricted shares may have a depressive effect upon the price of shares and may adversely affect the Company's ability to raise investment capital in the future.

         As disclosed elsewhere herein, beginning in March, 2001, the Company conducted an offering of its shares of common stock to the public pursuant to an exemption from registration provided by Rule 504, Regulation D of the Securities Act of 1933, as amended.


                                     PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters.

         No public market has yet been established for the Company's shares. No dividends have been paid to date and none are expected to be paid in the foreseeable future. The investors who purchased shares in the Company's Regulation, Rule 504 offering were not accredited investors.

         There  are  at   present   no   plans,   proposals,   arrangements   or
understandings with any person with regard to the development of a trading market in the Company's securities, except that North Coast Securities, Inc., an NASD-member broker-dealer firm located in San Francisco, California, has expressed willingness to file an application to initiate trading on the Electronic Bulletin Board. No application has yet been filed.

         As of the date of the filing of the Form 10-SB, the Company has 38 shareholders of record. To conserve funds, and because there has been no transfer activity, the Company has been acting as its own transfer agent and registrar. However, the Company has purchased a CUSIP number for its shares (#349628) and is now in the process of engaging Signature Stock Transfer, Inc., in Addison, Texas, to act as its transfer agent and registrar and will deliver a fee in the amount of $500 to the agent.

         The  existence  of  Rule   15(c)2-6  (the  "Rule")   should  be  noted.
Promulgated under the Exchange Act, the Rule sets forth sales practice requirements for certain securities. The Rule imposes certain additional requirements on sales practices utilized by broker-dealers which may sell the Company's securities to persons other than established customers and "accredited investors." For transactions covered by the Rule, the special 'suitability determinations' for the proposed purchaser must be made by the broker, and a written agreement to the transaction must be furnished by the purchaser to the broker prior to the sale. In the event that a trading market should develop for the Company's shares, the Rule may have the effect of hampering the ability of shareholders to re-sell their shares.

         In addition, the Securities and Exchange Commission (the "Commission") has adopted rules that regulate broker-dealer practices in connection with transactions in "penny stocks." Broker-dealers are required, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document prepared by the Commission that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer must also provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction, and must be given to the customer in writing before or with the customer's confirmation. Such disclosure requirements may have the effect of reducing the level of trading activity in the market for the Company's shares, in the event they are subject to the penny stock rules and in the event that a trading market should develop in the Company's shares (as to which no assurance can be given). Shareholders could therefore find it difficult to re-sell their shares.

Item 2.  Legal Proceedings.

         As of the date of the Form 10-SB, no legal proceedings are pending by or against the Company, nor, to Management's knowledge, have any legal proceedings been threatened.

Item 3.  Changes in and Disagreements With Accountants.

         None.

Item 4.  Recent Sales of Unregistered Securities.

         A total of 1,000,000 shares were issued on April 6, 1998 for consideration of $1,000 in incorporation expenses actually paid by the Company's counsel, Maureen Abato, who retained 150,000 of such shares and transferred 425,000 shares to John Sinnott, the Company's president, and 425,000 shares to Zhayde Sinnott, the Company's secretary-treasurer. These 1,000,000 shares were issued pursuant to Section 4(2) of the Securities Act of 1933, as amended.

         Beginning in March, 2001, the Company conducted an offering of its securities pursuant to and in reliance upon the exemption from registration provided by Rule 504, Regulation D of the Securities Act of 1933, as amended. A total of 45,900 shares were sold, at a price of $1.00 per share, to a total of thirty-five investors, pursuant to an Offering Statement distributed to all potential investors prior to purchase. Such investors were not accredited investors. The Company conducted no advertising of its offering and there was no general solicitation of purchasers. The facts relied upon to make the exemption available included that the Company made adequate disclosure to the investors prior to sale in compliance with Rule 504; that both the manner of sale and the amount raised were within the limitations set forth in Rule 504; and that management made a determination, based upon a review of information contained in investor representation letters executed by all purchasers, that each investor was capable of understanding and evaluating the risks associated with a purchase of the Company's shares, and of making a reasonable determination to purchase the shares. All 45,900 shares were sold for cash consideration of $1.00 per share, and a total of $45,900 in cash proceeds was received by the Company. Of the 35 purchasers, six were residents of the State of Florida; sixteen were residents of the State of New York; twelve were residents of the State of New Jersey, and one was a resident of the State of Delaware.

Item 5.  Indemnification of Directors and Officers.

         The Company's Articles of Incorporation provide that no director or officer of the Com- pany shall be personally liable to the Company or to any of its stockholders for damages for breach of fiduciary duty as a director or officer involving any act or omission of such officer or director, except for acts or omissions involving intentional misconduct, fraud or a knowing violation of law, or the payment of dividends in violation of Section 78.300 of the Nevada Re- vised Statutes. The Company's Bylaws provide that the Company shall indemnify its directors and officers, including former directors and officers, against expenses actually and necessarily incurred by them in connection with the defense of any action, suit or proceeding in which the directors or officers are made parties, by reason of being or having been such directors or officers, except in relation to matters as to which the director or officer shall be adjudged in such action, suit or proceeding to be liable for negligence or misconduct in the performance of duty.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the Company, in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

         In the event that a claim for indemnification against such liabilities (other than payment by the Company of expenses incurred or paid by a director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act, and will be governed by the final adjudication of such issue.

                                    PART F/S

         Filed herewith are the registrant's audited financial statements for the year ending December 31, 2001 and unaudited statements for the period ended September 30, 2002.

                                    PART III
Item 1.  Index to Exhibits.

         No. 2:            Charter and Bylaws - previously filed.
         No. 27.1          Financial Data Schedules - filed herewith.

Item 2.  Description of Exhibits.

         The Company's charter and bylaws have been previously filed; Financial Data Schedules are filed with this Amendment.

                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant has caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, on the date indicated below.


                                                      Fortunata, Inc.
                                               -----------------------------


Date:     October 31, 2002                  By:   John Sinnott
       ----------------------                  -----------------------------
                                                  John Sinnott, President

                                 FORTUNATA, INC.
                          (A Development Stage Company)

                              FINANCIAL STATEMENTS

              FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 and 1999

          AND FROM INCEPTION (APRIL 6, 1998) THROUGH DECEMBER 31, 2001

                                TABLE OF CONTENTS



Independent Auditors' Report                                     F-1

Financial Statements

Balance Sheets                                                   F-2

Statements of Operations                                         F-3

Statements of Changes in Stockholders' Equity                    F-4

Statements of Cash Flows                                         F-5

Notes to Financial Statements                                 F-6 - F-9

                             DiRocco & Dombrow, P.A.
                         3601 West Commercial Boulevard
                                    Suite 39
                          Ft. Lauderdale, Florida 33309
                                 (954) 731-8181




                          INDEPENDENT AUDITORS' REPORT
                          ----------------------------

To the Board of Directors
Fortunata, Inc.

We have audited the accompanying balance sheets of Fortunata, Inc. (a development stage company) (the "Company") as of December 31, 2001 and 2000, and the related statements of operations, stockholders' equity (deficit) and cash flows for each of the three years ended December 31, 2001, 2000 and 1999 and for the period from inception (April 6, 1998) to December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fortunata, Inc. as of December 31, 2001 and 2000, and the results of its operations and its cash flows for each of the three years ended December 31, 2001, 2000 and 1999 and for the period from inception (April 6, 1998) to December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company is in the development stage and has incurred losses since inception and has negative working capital and cash flows from operations. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans regarding these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



/s/DiRocco & Dombrow, P.A.
May 7, 2002


                                 Fortunata, Inc.
                          (A Development Stage Company)
                                 Balance Sheets
                           December 31, 2001 and 2000


                                     Assets

                                                                        December 31,
                                                                  ------------------------
                                                                     2001          2000
                                                                  ----------    ----------
Cash                                                              $   37,313    $     --
                                                                  ----------    ----------
Total current assets                                                  37,313          --

Organization costs (net)                                                 250           450
                                                                  ----------    ----------

Total assets                                                      $   37,563    $      450
                                                                  ==========    ==========

    Liabilities and Stockholders' Equity (Deficit)

Liabilities
  Accounts payable and accrued expenses                           $    5,252    $    1,052
                                                                  ----------    ----------

Stockholders' Equity
  Common stock; $0.001 par value, 25,000,000 shares authorized
    1,045,900 and 1,000,000 shares issued and outstanding as of
    December 31, 2001 and 2000, respectively                           1,046         1,000
  Additional paid-in capital                                          45,854          --
  Retained earnings                                                  (14,589)       (1,602)
                                                                  ----------    ----------

    Total stockholders' equity (deficit)                              32,311          (602)
                                                                  ----------    ----------

    Total liabilities and stockholders' equity                    $   37,563    $      450
                                                                  ==========    ==========

Cash totals                                                             --            --



   The accompanying notes are an integral part of these financial statements.


                                 Fortunata, Inc.
                          (A Development Stage Company)
                 Statements of Operations and Retained Earnings
              For the Years Ended December 31, 2001, 2000 and 1999
             and from April 6, 1998 (Inception) to December 31, 2001



                                                   Period from
                                                  April 6, 1998
                                                 (Inception) to                      December 31,
                                                   December 31,    -----------------------------------------------
                                                       2001              2001            2000             1999
                                                  -------------    -------------    -------------    -------------
Expenses
  General and administrative                             13,839           12,787              200              852
  Amortization                                              750              200              200              200
                                                  -------------    -------------    -------------    -------------

    Total costs and expenses                             14,589           12,987              400            1,052
                                                  -------------    -------------    -------------    -------------

Net income (loss)                                 $     (14,589)   $     (12,987)   $        (400)   $      (1,052)
                                                  =============    =============    =============    =============

Loss per weighted-average share of common
  stock outstanding - basic and diluted                            $       (0.01)   $        --      $        --
                                                                   =============    =============    =============

Weighted average number of common shares
  outstanding during period - basic and diluted                        1,026,911        1,000,000        1,000,000
                                                                   =============    =============    =============






   The accompanying notes are an integral part of these financial statements.


                                 Fortunata, Inc.
                          (A Development Stage Company)
             Statements of Changes in Stockholders' Equity (Deficit)
       For the Period From April 6, 1998 (Inception) To December 31, 2001



                                                 Common Stock          Additional                     Total
                                          -------------------------     Paid in     Accumulated    Stockholders'
                                             Shares        Amount       Capital       Deficit         Equity
                                          -----------   -----------   -----------   -----------    -----------
April 1998 - Initial issuance of shares     1,000,000   $     1,000   $      --     $      --      $     1,000
Net loss                                         --            --            --            (150)          (150)
                                          -----------   -----------   -----------   -----------    -----------
Balance - December 31, 1998                 1,000,000         1,000          --            (150)           850
Net loss                                         --            --            --            (652)          (652)
                                          -----------   -----------   -----------   -----------    -----------
Balance - December 31, 1999                 1,000,000         1,000          --            (802)           198
Net loss                                         --            --            --            (400)          (400)
                                          -----------   -----------   -----------   -----------    -----------
Balance - December 31, 2000                 1,000,000         1,000          --          (1,202)          (202)
June 2001 - Proceeds from issuance of
common stock                                   45,900            46        45,854          --           45,900
Net loss                                         --            --            --         (12,987)       (12,987)
                                          -----------   -----------   -----------   -----------    -----------
Balance - September 30, 2001                1,045,900   $     1,046   $    45,854   $   (14,189)   $    32,711
                                          ===========   ===========   ===========   ===========    ===========








   The accompanying notes are an integral part of these financial statements.


                                 Fortunata, Inc.
                          (A Development Stage Company)
                            Statements of Cash Flows
              For the Years Ended December 31, 2001, 2000 and 1999
             and from April 6, 1998 (Inception) to December 31, 2001

                                                                  Period from
                                                                 April 6, 1998
                                                                (Inception) to                   December 31,
                                                                 December 31,    --------------------------------------------
                                                                     2001            2001            2000            1999
                                                                 ------------    ------------    ------------    ------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)                                                $    (14,589)   $    (12,987)   $       (400)   $     (1,052)
                                                                 ------------    ------------    ------------    ------------
Adjustments to reconcile net income (loss) to net cash used in operating activities:
    Amortization                                                          750             200             200             200
    (Decrease) increase in due from officers                             --              --              --              --
    Increase in organization costs                                     (1,000)           --              --              --
    Increase in accounts payable and accrued expenses                   5,252           4,200             200             852
                                                                 ------------    ------------    ------------    ------------

        Total adjustments                                               5,002           4,400             400           1,052
                                                                 ------------    ------------    ------------    ------------

Net cash used in operating activities                                  (9,587)         (8,587)           --              --
                                                                 ------------    ------------    ------------    ------------

CASH FLOWS FROM FINANCING ACTIVITIES
   Proceeds from issuance of common stock                              46,900          45,900            --
                                                                 ------------    ------------    ------------    ------------

Net cash provided by financing activities                              46,900          45,900            --              --
                                                                 ------------    ------------    ------------    ------------

Net increase in cash                                                   37,313          37,313            --              --

Cash - beginning of period                                               --              --              --              --
                                                                 ------------    ------------    ------------    ------------

Cash - end of period                                             $     37,313    $     37,313    $       --      $       --
                                                                 ============    ============    ============    ============

Supplemental Disclosures of Cash Flow Information
  Cash paid for interest                                         $       --      $       --      $       --      $       --
                                                                 ============    ============    ============    ============

  Cash paid for taxes                                            $       --      $       --      $       --      $       --
                                                                 ============    ============    ============    ============




  The accompanying notes are an integral part of these financial statements.

                                 Fortunata, Inc.
                          (A Development Stage Company)
                          Notes to Financial Statements


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Operations:
---------------------------
Fortunata, Inc. (the "Company"), was incorporated on April 6, 1998 in the State of Nevada. The Company intends to provide professional cleaning services of awnings, marble, marquees and storefronts and will also provide commercial and residential cleaning services.

Going Concern:
-------------
The Company's financial statements are presented on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. The Company is in the development stage and has experienced recurring losses since inception. For the years ended December 31, 2001, 2000 and 1999, the Company experienced net losses of $12,987, $400, and $652, respectively.

The Company's ability to continue as a going concern is dependent upon initiating sales of the services it intends to provide, and/or the raising of additional capital through debt or equity offerings.

Management intends to pursue various sources of equity financing. Although the Company plans to pursue additional financing, there can be no assurance that the Company will be able to secure financing when needed or obtain such on terms satisfactory to the Company.

The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the possible inability of the Company to continue as a going concern.

Organization costs, net:
-----------------------
Organization costs consist of fees paid for the Company's incorporation and are being amortized on a straight-line basis over 60 months,

Accumulated amortization at December 31, 2001 and 2000 was $750 and $550, respectively.

Long-Lived Assets:
-----------------
The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss would be recognized when estimated future cash flows expected to result from the use of the asset and its eventual disposition are less than its carrying amount.

Financial Instruments:
---------------------
The carrying amounts reported in the balance sheets for cash, notes receivable, accounts payable, and other accrued liabilities approximate their fair values.

                                 Fortunata, Inc.
                          (A Development Stage Company)
                    Notes to Financial Statements (Continued)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes:
------------
Deferred tax assets and liabilities are recorded for differences between the financial statement and tax basis of the assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is recorded for the amount of income tax payable or refundable for the period increased or decreased by the change in deferred tax assets and liabilities during the period.

Loss Per Share:
--------------
Basic loss per share is computed by dividing the loss available to common stockholders by the weighted average number of common shares outstanding during the period. In contrast, diluted loss per share considers the potential dilution that could occur from other financial instruments that would increase the total number of outstanding shares of common stock. The Company did not have any potentially dilutive securities outstanding at December 31, 2001, 2000 and 1999.

Use of Estimates:
----------------
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Estimates and assumptions are reviewed periodically and the effects of revisions are reflected in the financial statements as they are determined to be necessary.

Recent Accounting Pronouncements:
--------------------------------
In June 2001, the FASB issued SFAS number 141, "Business Combinations", and SFAS number 142, "Goodwill and Other Intangible Assets". Under these new standards, all acquisitions subsequent to June 30, 2001 must be accounted for under the purchase method of accounting, and purchased goodwill will no longer be amortized over its estimated useful life, but will be subject to a periodic impairment test based on its fair value.

In August 2001, the FASB issued SFAS number 143, "Accounting for Asset Retirement Obligations". SFAS 143 establishes accounting standards for recognition and measurement of a liability for the costs of asset retirement obligations. Under SFAS 143, the costs of retiring an asset will be recorded as a liability when the retirement obligation arises, and will be amortized over the life of the asset.

In October 2001, the FASB issued SFAS number 144, "Accounting for Impairment or Disposal of Long-Lived Assets". SFAS 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets and discontinued operations.

Management is currently evaluating the impact of these pronouncements to determine the effect, if any, that they may have on the financial position and results of operations. The Company is required to adopt each of these standards in the first quarter of fiscal year 2002.

                                Fortunata, Inc.
                          (A Development Stage Company)
                    Notes to Financial Statements (Continued)

NOTE 2 -  ORGANIZATION COSTS, NET

The Company's organization costs, which consisted of fees paid for the Company's incorportation, were as follows:

                                                    December 31,
                                              ----------------------
                                                 2001        2000
                                              ----------   ---------
       Organization costs                     $    1,000   $   1,000
       Less:  accumulated amortization              (750)       (550)
                                              ----------   ---------
         Total                                $      250   $     450
                                              ==========   =========

Amortization expense for the years ended December 31, 2001, 2000 and 1999 was $200, $200 and $200, respectively.

NOTE 3 - STOCKHOLDERS' EQUITY (DEFICIT)

Common stock was issued as follows:

     a) Sale of common stock - In April 1998, the Company issued 1,000,000 shares of common stock to an individual at par value for cash of $1,000.

     b) In June 2001, the Company issued 45,900 shares of common stock for an aggregate amount of $45,900 under the Securities Act of 1933, as Amended Under Regulation D, Rule 504.

NOTE 4 - INCOME TAXES

The reasons for the differences between income taxes at the statutory income tax rates and the provision (benefit) for income taxes are summarized as follows:


                                                       September 30,
                                          ------------------------------------
                                             2001         2000         1999
                                          ----------   ----------   ----------
Income tax benefits at statutory rate     $   (1,948)  $      (60)  $     (158)

Deferred tax benefits                          1,948           60          158
                                          ----------   ----------   ----------

Income tax benefit                        $        -   $        -   $        -
                                          ==========   ==========   ==========

Due to net operating losses and the uncertainty of realization, no tax benefit has been recognized for operating losses. At December 31, 2001, net operating losses of approximately $14,000 are available for carryforward against future years' taxable income and begin expiring in the year 2018. The Company's ability to utilize its net operating loss carryforwards is uncertain and thus a valuation reserve has been provided against the Company's net deferred tax assets.

                                Fortunata, Inc.
                          (A Development Stage Company)
                    Notes to Financial Statements (Continued)

NOTE 5 - FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair value of the Company's financial instruments as of December 31, 2001, 2000, and 1999, are as follows:

                                          2001                    2000
                                 ---------------------   ---------------------
                                  Carrying      Fair      Carrying      Fair
                                   Amount      Value       Amount      Value
                                 ---------   ---------   ---------   ---------
     Assets:
       Cash                      $  37,313   $  37,313   $       -   $       -
                                 =========   =========   =========   =========

     Liabilities:
       Accrued liabilities       $   5,252   $   5,252   $   1,052   $   1,052
                                 =========   =========   =========   =========


NOTE 6 - RELATED PARTY TRANSACTIONS

For the years ended December 31, 2001, 2000 and 1999 and for the period from April 8, 1998 (inception) to December 31, 2001, the Company paid legal fees to a stockholder of $6,000 , $-0-, $-0- and $6,000, respectively.

                                 FORTUNATA, INC.
                          (A Development Stage Company)

                              FINANCIAL STATEMENTS

       FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2002 AND 2001 AND
                      FOR THE YEAR ENDED DECEMBER 31, 2001

          AND FROM INCEPTION (APRIL 6, 1998) THROUGH SEPTEMBER 30, 2002

                                TABLE OF CONTENTS



Accountants' Report                                                F-1

Financial Statements

Balance Sheets                                                     F-2

Statements of Operations                                           F-3

Statements of Changes in Stockholders' Equity                      F-4

Statements of Cash Flows                                           F-5

Notes to Financial Statements                                   F-6 - F-8

                             DiRocco & Dombrow, P.A.
                         3601 West Commercial Boulevard
                                    Suite 39
                          Ft. Lauderdale, Florida 33309
                                 (954) 731-8181




                               ACCOUNTANTS' REPORT
                               -------------------

To the Board of Directors
Fortunata, Inc.

We have reviewed the accompanying balance sheet of Fortunata, Inc. (a development stage company) (the "Company") as of September 30, 2002, and the related statements of operations, stockholders' equity and cash flows for the three and six months ended September 30, 2002 and 2001 and for the period from inception (April 6, 1998) to September 30, 2002 in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. All information included in these financial statements is the representation of the management of Fortunata, Inc.

A review consists principally of inquiries of Company personnel and analytical procedures applied to financial data. It is substantially less in scope than an audit in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements for them to be in accordance with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company is in the development stage and has incurred losses since inception and has negative working capital and cash flows from operations. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans regarding these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

We have previously audited, in accordance with generally accepted auditing standards, the balance sheet as of December 31, 2001 and the related statements of operations, stockholders' equity and cash flows for the year then ended (not presented herein). In our report dated May 7, 2002, we expressed an unqualified opinion on those financial statements. In our opinion, the information set forth in the accompanying balance sheet as of September 30, 2002, is fairly stated in all material respects in relation to the balance sheet from which it was derived.




/s/DiRocco & Dombrow, P.A.
October 23, 2002


                                 Fortunata, Inc.
                          (A Development Stage Company)
                                 Balance Sheets


                                     Assets

                                                            September 30,   December 31,
                                                                2002            2001
                                                            ------------    ------------
                                                             (Unaudited)      (Audited)

Current Assets
  Cash                                                      $     10,113    $     37,313
                                                            ------------    ------------
Other Assets
  Deposits                                                         1,220            --
  Organization costs (net)                                           100             250
                                                            ------------    ------------
                                                                   1,320             250
                                                            ------------    ------------

  Total assets                                              $     11,433    $     37,563
                                                            ============    ============

                     Liabilities and Stockholders' Equity

Liabilities
  Accounts payable and accrued expenses                     $      6,502    $      5,252
                                                            ------------    ------------

Stockholders' Equity
  Common stock, $0.001 par value, 25,000,000 shares
    authorized; 1,045,900 shares issued and outstanding            1,046           1,046
  Additional paid-in capital                                      45,854          45,854
  Accumulated deficit during development stage                   (41,969)        (14,589)
                                                            ------------    ------------

     Total stockholders' equity                                    4,931          32,311
                                                            ------------    ------------

     Total liabilities and stockholders' equity             $     11,433    $     37,563
                                                            ============    ============


                See accompanying notes and accountants' report.


                                 Fortunata, Inc.
                          (A Development Stage Company)
                            Statements of Operations


                                                   Period from
                                                  April 6, 1998      For the Three Months Ended         For the Nine Months Ended
                                                 (Inception) to             September 30,                     September 30,
                                                  September 30,    ------------------------------    ------------------------------
                                                       2002             2002             2001             2002             2001
                                                  -------------    -------------    -------------    -------------    -------------

Sales                                             $       1,440    $       1,440    $        --      $       1,440    $        --
                                                  -------------    -------------    -------------    -------------    -------------

Expenses
  General and administrative                             42,509           14,542              405           28,670            8,313
  Amortization                                              900               50               50              150              150
                                                  -------------    -------------    -------------    -------------    -------------

    Total expenses                                       43,409           14,592              455           28,820            8,463
                                                  -------------    -------------    -------------    -------------    -------------

Net loss                                          $     (41,969)   $     (13,152)   $        (455)   $     (27,380)   $      (8,463)
                                                  =============    =============    =============    =============    =============

Loss per weighted-average share of common
  stock outstanding - basic and diluted                            $       (0.01)   $        --      $       (0.03)   $       (0.01)
                                                                   =============    =============    =============    =============

Weighted average number of common shares
  outstanding during period - basic and diluted                        1,045,900        1,020,512        1,045,900        1,020,512
                                                                   =============    =============    =============    =============






                 See accompanying notes and accountants' report.


                                 Fortunata, Inc.
                          (A Development Stage Company)
                  Statements of Changes in Stockholders' Equity
       For the Period From April 6, 1998 (Inception) To September 30, 2002



                                                Common Stock          Additional                      Total
                                          -------------------------     Paid in     Accumulated    Stockholders'
                                             Shares        Amount       Capital       Deficit        Equity
                                          -----------   -----------   -----------   -----------    -----------
April 1998 - Initial issuance of shares     1,000,000   $     1,000   $      --     $      --      $     1,000
Net loss                                         --            --            --            (150)          (150)
                                          -----------   -----------   -----------   -----------    -----------
Balance - December 31, 1998                 1,000,000         1,000          --            (150)           850
Net loss                                         --            --            --          (1,052)        (1,052)
                                          -----------   -----------   -----------   -----------    -----------
Balance - December 31, 1999                 1,000,000         1,000          --          (1,202)          (202)
Net loss                                         --            --            --            (400)          (400)
                                          -----------   -----------   -----------   -----------    -----------
Balance - December 31, 2000                 1,000,000         1,000          --          (1,602)          (602)
June 2001 - Proceeds from issuance of
  common stock                                 45,900            46        45,854          --           45,900
Net loss                                         --            --            --         (12,987)       (12,987)
                                          -----------   -----------   -----------   -----------    -----------
Balance - December 31, 2001                 1,045,900         1,046        45,854       (14,589)        32,311
Net loss                                         --            --            --         (27,380)       (27,380)
                                          -----------   -----------   -----------   -----------    -----------
Balance - September 30, 2002                1,045,900   $     1,046   $    45,854   $   (41,969)   $     4,931
                                          ===========   ===========   ===========   ===========    ===========




                 See accompanying notes and accountants' report.


                                 Fortunata, Inc.
                          (A Development Stage Company)
                            Statements of Cash Flows


                                                         Period from
                                                        April 6, 1998        For the Nine Months
                                                       (Inception) to        Ended September 30,
                                                        September 30,   ----------------------------
                                                            2002            2002            2001
                                                        ------------    ------------    ------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss                                                $    (41,969)   $    (27,380)   $     (8,463)
                                                        ------------    ------------    ------------
Adjustments to reconcile net loss to net cash used in
  operating activities:
    Amortization                                                 900             150             150
    Increase in organization costs                            (1,000)           --              --
    Increase in deposits                                      (1,220)         (1,220)           --
    Increase in accounts payable and accrued expenses          6,502           1,250           2,036
                                                        ------------    ------------    ------------

        Total adjustments                                      5,182             180           2,186
                                                        ------------    ------------    ------------

Net cash used in operating activities                        (36,787)        (27,200)         (6,277)
                                                        ------------    ------------    ------------

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of common stock                        46,900            --            45,900
                                                        ------------    ------------    ------------

Net cash provided by financing activities                     46,900            --            45,900
                                                        ------------    ------------    ------------

Net increase in cash                                          10,113         (27,200)         39,623

Cash - beginning of period                                      --            37,313            --
                                                        ------------    ------------    ------------

Cash - end of period                                    $     10,113    $     10,113    $     39,623
                                                        ============    ============    ============

Supplemental Disclosures of Cash Flow Information
  Cash paid for interest                                $       --      $       --      $       --
                                                        ============    ============    ============

  Cash paid for taxes                                   $       --      $       --      $       --
                                                        ============    ============    ============




                 See accompanying notes and accountants' report.

                                 Fortunata, Inc.
                          (A Development Stage Company)
                          Notes to Financial Statements

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Operations:
---------------------------
Fortunata, Inc. (the "Company"), was incorporated on April 6, 1998 in the State of Nevada. The Company intends to provide professional cleaning services of awnings, marble, marquees and storefronts and will also provide commercial and residential cleaning services.

Going Concern:
-------------
The Company's financial statements are presented on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. The Company is in the development stage and has experienced recurring losses since inception. For the nine months ended September 30, 2002 and 2001 and for the period from April 6, 1998 (inception) to September 30, 2002, the Company experienced net losses of $27,380, $8,463 and $41,969, respectively.

The Company's ability to continue as a going concern is dependent upon initiating sales of the services it intends to provide, and/or the raising of additional capital through debt or equity offerings.

Management intends to pursue various sources of equity financing. Although the Company plans to pursue additional financing, there can be no assurance that the Company will be able to secure financing when needed or obtain such on terms satisfactory to the Company.

The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the possible inability of the Company to continue as a going concern.

Organization costs, net:
-----------------------
Organization costs consist of fees paid for the Company's incorporation and are being amortized on a straight-line basis over 60 months,

Long-Lived Assets:
-----------------
The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss would be recognized when estimated future cash flows expected to result from the use of the asset and its eventual disposition are less than its carrying amount.

Financial Instruments:
---------------------
The carrying amounts reported in the balance sheets for cash, deposits, accounts payable and accrued expenses approximate their fair values.

                                 Fortunata, Inc.
                          (A Development Stage Company)
                          Notes to Financial Statements

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes:
------------
Deferred tax assets and liabilities are recorded for differences between the financial statement and tax basis of the assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is recorded for the amount of income tax payable or refundable for the period increased or decreased by the change in deferred tax assets and liabilities during the period.

Loss Per Share:
--------------
Basic loss per share is computed by dividing the loss available to common stockholders by the weighted average number of common shares outstanding during the period. In contrast, diluted loss per share considers the potential dilution that could occur from other financial instruments that would increase the total number of outstanding shares of common stock. The Company did not have any potentially dilutive securities outstanding at September 30, 2002, 2001 and December 31, 2001.

Use of Estimates:
----------------
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Estimates and assumptions are reviewed periodically and the effects of revisions are reflected in the financial statements as they are determined to be necessary.

NOTE 2 -  ORGANIZATION COSTS, NET

The Company's organization costs, which consisted of fees paid for the Company's incorporation, were as follows:

                                               September 30,    December 31,
                                                    2002            2001
                                               -------------   -------------
         Organization costs                    $       1,000   $       1,000
         Less:  accumulated amortization                (900)           (750)
                                               -------------   -------------
           Total                               $         100   $         250
                                               =============   =============

Amortization expense for the three and nine months ended September 30, 2002 and 2001 was $50, $50, $150 and $150, respectively.

Amortization expense for the period from April 6, 1998 (inception) to September 30, 2002 was $900.

                                 Fortunata, Inc.
                          (A Development Stage Company)
                          Notes to Financial Statements

NOTE 3 - STOCKHOLDERS' EQUITY

Common stock was issued as follows:

     a) Sale of common stock - In April 1998, the Company issued 1,000,000 shares of common stock to an individual at par value for cash of $1,000.

     b) In June 2001, the Company issued 45,900 shares of common stock for an aggregate amount of $45,900 under the Securities Act of 1933, as Amended Under Regulation D, Rule 504.


NOTE 4 - INCOME TAXES

The reasons for the differences between income taxes at the statutory income tax rates and the provision (benefit) for income taxes are summarized as follows:


                                                         September 30,
                                                -----------------------------
                                                     2002            2001
                                                -------------   -------------
Income tax benefits at statutory rate           $      (4,107)  $      (1,269)

Deferred tax benefits                                   4,107           1,269
                                                -------------   -------------

Income tax benefit                              $           -   $           -
                                                =============   =============

Due to net operating losses and the uncertainty of realization, no tax benefit has been recognized for operating losses. At September 30, 2002, net operating losses of approximately $42,000 are available for carryforward against future years' taxable income and begin expiring in the year 2018. The Company's ability to utilize its net operating loss carryforwards is uncertain and thus a valuation reserve has been provided against the Company's net deferred tax assets.

NOTE 5 - RELATED PARTY TRANSACTIONS

For the nine months ended September 30, 2002 and 2001, and for the period from April 6, 1998 (inception) to September 30, 2002, the Company paid legal fees to a stockholder of $18,500 , $6,000 and $24,500, respectively.

For the three months ended September 30, 2002 and 2001, the Company paid legal fees to a stockholder of $8,500 and $-0-, respectively.